UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 29, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Metropolitan Health Networks, Inc.

File No. 001-32361 CF# 22611
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Metropolitan Health Networks, Inc. submitted an application under Rule 24b-2 for confidential treatment of information it excluded from the Exhibits to a Form 8-K filed on September 9, 2008.

Based on representations by Metropolitan Health Networks, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through December 31, 2009

For the Commission, by the Division of Corporation Finance, pursuant to the delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support